Ronald L. Blake

President and Chief Executive Officer

December 31, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:	Rewards Network Inc.
Forms 10-K and 10-K/A for the fiscal Year Ended December 31, 2008
Filed March 12, 2009 and April 29, 2009, respectively
File No. 001-13806

Dear Mr. Owings:

This letter is in response to the comment letter of the staff of the Securities and Exchange Commission (the “Staff” or “Commission”) dated November 30, 2009 regarding the Forms 10-K and 10-K/A of Rewards Network Inc. (the “Company” or “we”) for the fiscal year ended December 31, 2008. Please find our responses to the Staff’s comments below. To assist the Staff in their review, we have included your original comments in bold, followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies and Estimates, page 25

1.	We reviewed your response to comment two in our letter dated September 28, 2009 and the proposed revisions to your disclosure regarding goodwill impairment. Please include an assertion that your reporting unit is not at risk of failing step one of the impairment test or disclose the percentage by which fair value exceeded carrying value as of the most recent test.

Response:

In future filings we will either include an assertion that our reporting unit is not at risk of failing step one of the impairment test or disclose the percentage by which the fair value of goodwill exceeded its carrying value as of the date of the most recent impairment test.

Consolidated Statements of Operations, page 45

2.	We reviewed your response to comment four in our letter dated September 28, 2009. We note that you are unable to cite actual or analogous GAAP literature or industry practice that supports your income statement presentation. We believe that the customary and predominate practice is to present revenues and costs and expenses separately on the face of the statements of operations. Also, we do not believe that there is support in existing practice to treat what would be direct reductions of revenues, such as dining credits costs of sales (using the reasoning in EITF 01-9) in a manner similar to discounts and allowances, which may be separately displayed as revenue deductions. Unless you are able to provide any actual or analogous GAAP literature or accepted or analogous practice that supports your presentation, please revise to report revenue and costs and expenses applicable to revenue in accordance with paragraphs 1 and 2 of Rule 5-01(b) of Regulation S-X.

Response:

In our current income statement format, we separately present both gross revenue and the expenses directly related to the production of those revenues to arrive at net revenue. However, it does appear that our use of the term “net revenue” has created some unintended confusion as evidenced by the Staff’s questions. To clarify, we use the term “net revenue” interchangeably with gross profit, meaning revenues less direct expenses. We believe that our use of the term “net revenue” is well understood by the users of our financial statements, and that our financial statement disclosures and management’s discussion and analysis provide clarity as to the components of our gross revenues and direct expenses. In order to further clarify our income statement presentation, in future filings we will change the title of the caption “net revenues” to “gross profit”, and use the term “gross profit” when referencing that subtotal throughout our periodic reports.

In addition, please supplement your response to comment seven in our letter dated September 28, 2009 as follows:

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Tell us whether fees for marketing, customer feedback through member comments and ratings, member feedback and dining rewards programs under the marketing credits program are the same or similar to those under the marketing services program.

Response:

The fees for marketing, customer feedback through member comments and ratings, member feedback and dining rewards programs are individually negotiated with each participating restaurant. The fees for these services are similar regardless of whether the merchant participates in the Marketing Credits Program or the Marketing Services Program.

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Provide a description of the significant terms of existing contracts for the marketing credits program, including terms, if any, that provide for changes to the contractual percentage of member transaction amounts payable during the term of the contract or that fix the aggregate maximum fees related to dining credits payable under the contracts.

Response:

Each dining credits contract specifically states the applicable percentage of each qualified transaction that we are entitled to receive from the merchant in exchange for the consideration that we have agreed to provide. The dining credits that we purchase do not expire, the contract does not set a time period for the use of the dining credits and the contract does not allow for changes in the applicable contractual percentage of member dining transactions payable to us after each qualifying member dine.

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Tell us whether you revise the ratio used to allocate dining credits to cost of sales during the term of the contracts if actual experience differs from that expected at the inception of the contracts for items other than provision related changes.

Response:

Each dining credits contract specifically states the total amount of dining credits we are purchasing and the total consideration we are paying to the merchant for those credits. The ratio of the amount we paid for the credits to the total dining credits purchased is used to allocate dining credits to cost of sales as they are used. We do not revise this ratio in our contracts. Aside from provision-related changes, there are no differences between our actual experience and that expected at the inception of the contract. There is no fixed term on the use of the dining credits and the contract does not allow for a change in this contractual ratio.

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Tell us your basis in GAAP, citing relevant literature, for recognizing the cost of dining credits according to the funding ratio used when the dining credits were acquired rather than recognizing the cost in some other systematic manner over the term of the contracts (recovery, straight-line, etc.).

Response:

We believe that recognizing the cost of dining credits as they are consumed using the contractual funding ratio is the most appropriate recognition method given the nature of the dining credits, the rights they convey to us and the price we pay to acquire them. The key characteristics of the dining credits and our agreements with merchants that support our conclusion are:

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The agreements under which we acquire dining credits do not have any stated or implied term. Therefore, the term of the arrangement extends until all of the dining credits we acquire are used or we are unable to collect.

•	The dining credits that we purchase do not expire. While the dining credits do not expire, they may go unused because our members do not patronize the merchant or because the inability of participating merchants to remain in business or our merchant’s unwillingness to honor their obligations relating to dining credits. We account for probable losses related to the risk that some dining credits may go unused in the provision for losses.

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The terms of our dining credit purchase agreements with merchants specify the price we pay to the merchants and the amount of the dining credits we are entitled to receive. The relationship between the amount we pay to acquire the dining credits and the dollar amount of dining credits we receive is the funding ratio that we use to allocate the cost of dining credits to cost of sales as they are consumed.

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Dining credits are used when our members dine at the participating establishment. The amount of dining credits used (i.e., our cost of sales) when our members dine at the participating establishment is equal to our share of the member transaction times the funding ratio, which is equivalent to quantity consumed (as measured by the dollar amount of the member transaction) times the price per unit (expressed as the funding ratio).

When we acquire dining credits, we recognize an asset equal to the price we pay to the merchant. Using cost as the initial measurement of an asset is widely supported in GAAP for both tangible items and intangible rights. Examples include Accounting Standards Codification (“ASC”) 330-10-30 related to inventories, ASC 323-10-30 related to investments in common stock, ASC 350-30-30 related to general intangibles, and ASC 360-10-30 related to property, plant and equipment. In all instances where cost is used as the initial measurement of an asset, cost is defined as the price paid or consideration given to acquire an asset, and is measured based on the fair value of the consideration given or the fair value of the net assets acquired, whichever is more reliably measurable; The cash paid to our merchants is the cost for the dining credits and is also the appropriate measure of the fair value of the rights we purchase. They are recognized as assets because they entitle us to future benefits, in this instance the right to receive a defined percentage of the proceeds from future member dining transactions.

As noted above, in exchange for the consideration we pay to the merchant, we receive dining credits that entitle us to receive a percentage of a defined dollar amount of member dining transactions at the participating restaurant. These agreements are individually negotiated, and the terms of the agreements are specifically identified with each participating merchant. Regardless of whether one considers these dining credits to be analogous to tangible products like inventory items or some form of intangible rights, it is clear that they are used up in a proportional manner as our members dine at the participating establishment, and that the best measure of the consumption of the asset is the funding ratio based cost determined at the inception of the agreement. Accordingly, we allocate the cost of our capitalized dining credits to cost of sales as they are consumed based on the overall funding ratio, which reflects the relationship between the price we paid for the credits and the amount we are entitled to receive from the merchant. This methodology is essentially identical to the specific identification method of determining inventory costs. It results in recognition of a consistent measure of cost for each dining credit acquired from an individual merchant and therefore a consistent margin rate on each dollar of dining credits revenue generated from that merchant over the term of the contract. It also results in the recognition of cost in the same period as the related revenue. We believe that this method of cost recognition is supported in GAAP in many areas, including various approaches to inventory cost flow measurement, the units of production method of depreciation, the percentage of completion method of accounting for long-term contracts and the proportional performance method of recognizing revenue from service contracts.

In summary, we believe our method of recognizing the cost of dining credits according to the funding ratio used when the dining credits were acquired is both systematic and rational, but also clearly reflecting periodic income.

¡	Discuss whether you considered applying the guidance in EITF 88-18 in reverse.

Response:

We have considered the guidance in EITF 88-18, Sales of Future Revenues. This issue focuses principally on the balance sheet classification amortization of a payment received by an enterprise in exchange for rights to receive certain specified revenue or income over a defined period of time. While we believe that great caution is required when applying EITF guidance by analogy, and even more care is required when doing so in reverse, we have concluded that our accounting for dining credits is consistent with our interpretation of the accounting required under reverse application of EITF 88-18.

EITF 88-18 outlines various factors for determining whether the proceeds from a transaction involving the sale of future revenues are debt or deferred revenue.

We believe that because we have risk related to the transaction beyond credit risk applying EITF 88-18 in reverse would support our current accounting model, under which the cost of the dining credits is capitalized and amortized to expense based on the funding ratio and member transactions. This methodology is identical to the units-of-revenue method described in EITF 88-18, under which amortization for a period is calculated by computing a ratio of the proceeds received from the investor to the total payments expected to be made to the investor over the term of the agreement, and then applying that ratio to the period’s cash payment.

¡	Provide a detailed analysis of the applicability and guidance in EITF 01-9. In particular, address the consensus that cash consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.

Response:

Issues 1 and 2 of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), discuss the income statement characterization of consideration given by a vendor to a customer and indicate that such consideration is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. However, that presumption is overcome and the consideration is characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a.	The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration.

b.	The vendor can reasonably estimate the fair value of the benefit identified under condition (a).

We believe that our purchases of dining credits satisfy both of the conditions set forth above in that:

•	We receive an identifiable benefit (an additional percentage of future member dining transactions) in exchange for the consideration we pay; and

•	We can estimate the fair value of the benefit we receive from our customer.

As described in our response to question 4 in your Comment Letter dated September 28, 2009, we offer our merchant customers two different programs (Marketing Credits Program and Marketing Services Program). In both the Marketing Services Program and the Marketing Credits Program, we market participating restaurants to our members, offer incentives to our members to dine at these restaurants and provide reporting for restaurants on member activity and member feedback. We also provide restaurants that participate in the Marketing Credits Program with access to liquidity through our purchase of a portion of future member dining transactions at such establishments. Restaurants that participate in the Marketing Services Program do not receive any consideration from us. In the Marketing Services Program, we generate revenues by charging the merchant a marketing services fee. In the Marketing Credits Program, we generate revenues by purchasing future member dines in advance and at a discount from the merchant and market those dines to our members.

In each program, we are entitled to payment only when a member dines at a participating restaurant when rewards are available and pays using a credit or debit card (also referred to as a payment card) that the member has registered with us. Our revenue per transaction in each program is equal to a contractual percentage of the member’s total dining transaction amount.

In our response to question 4 in your Comment Letter dated September 28, 2009, we outlined why we believe that revenues under our Marketing Credits Program should be reported gross in our income statement. We believe that our conclusion regarding the application of EITF 01-9 as articulated above is consistent with that treatment as well.

Notes to Consolidated Financial Statements, page 48

Note 2 – Significant Accounting Policies, page 48

Dining Credits, page 49

3.	We reviewed your response to comment five in our letter dated September 28, 2009 and the proposed revision to your disclosure. Please note that paragraph 22 of SFAS 154 requires disclosure of the effect of changes in accounting estimates on earnings per-share amounts of the current period. Please provide the required disclosure in future filings.

Response:

In future filings, we will disclose the effect of the changes in accounting estimates on earnings per share amounts of the current period as required by SFAS No. 154, paragraph 22.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008

4.	We reviewed your response to comment 14 in our letter dated September 28, 2009. Please note that pursuant to Exchange Act Rule 12b-15 an amendment to any report required to include the certifications specified in Exchange Act Rules 13a-14(a) or 15d-14(a) must include new certifications. Please file an amendment that includes the required certifications. It appears that your amendment does not contain financial statements and contain or amend disclosure pursuant to Items 307 or 308 of Regulation S-K, so you may omit paragraphs 3, 4 and 5 of the required certifications. Refer to Exchange Act Rule 12b-15 and Compliance and Disclosure Interpretations, Exchange Act Rules, Question 161.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance,shtml.

Response:

We will re-file the Amendment No. 1 to the Form 10-K to include the required certifications, which may omit paragraphs 3, 4 and 5 as noted in your comment.

In response to the Staff’s request, we acknowledge the following:

¡	we are responsible for the adequacy and accuracy of the disclosure in the filing;

¡	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

¡	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the comment letter. If you have any questions or requests for information that would assist with your review of this response letter, please do not hesitate to contact me at 312-521-6767.

Sincerely,

/s/ Ronald L. Blake
Ronald L. Blake
President and Chief Executive Officer